SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Tyra Biosciences, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

90240B106

(CUSIP Number)

Dennis O. Garris

David A. Brown

Alston & Bird LLP

950 F Street, N.W.

Washington, DC 20004-1404

202-239-3463

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 13, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90240B106	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Boxer Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,323,359
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,323,359

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,323,359
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.1%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*

Based on 41,762,477 shares of the Issuer’s Common Stock outstanding, which is the sum of (i) 41,761,269 shares of the Issuer’s common stock outstanding as of April 30, 2022, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 5, 2022 and (ii) 1,208 shares of the Issuer’s Common Stock subject to options exercisable within the next 60 days.

CUSIP No. 90240B106	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Boxer Asset Management Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,323,359
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,323,359

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,323,359
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.1%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

*

Based on 41,762,477 shares of the Issuer’s Common Stock outstanding, which is the sum of (i) 41,761,269 shares of the Issuer’s common stock outstanding as of April 30, 2022, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 5, 2022 and (ii) 1,208 shares of the Issuer’s Common Stock subject to options exercisable within the next 60 days.

CUSIP No. 90240B106	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Joe Lewis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,323,359
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,323,359

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,323,359
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.1%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*

Based on 41,762,477 shares of the Issuer’s Common Stock outstanding, which is the sum of (i) 41,761,269 shares of the Issuer’s common stock outstanding as of April 30, 2022, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 5, 2022 and (ii) 1,208 shares of the Issuer’s Common Stock subject to options exercisable within the next 60 days.

CUSIP No. 90240B106	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS MVA Investors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 288,095
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 288,095

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 288,095
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*

Based on 41,762,477 shares of the Issuer’s Common Stock outstanding, which is the sum of (i) 41,761,269 shares of the Issuer’s common stock outstanding as of April 30, 2022, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 5, 2022 and (ii) 1,208 shares of the Issuer’s Common Stock subject to options exercisable within the next 60 days.

CUSIP No. 90240B106	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Aaron I. Davis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 288,095
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 288,095

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 288,095
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*

Based on 41,762,477 shares of the Issuer’s Common Stock outstanding, which is the sum of (i) 41,761,269 shares of the Issuer’s common stock outstanding as of April 30, 2022, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 5, 2022 and (ii) 1,208 shares of the Issuer’s Common Stock subject to options exercisable within the next 60 days.

CUSIP No. 90240B106	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Siddarth Subramony
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,208*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,208*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,208*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%**
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	Consists of shares of the Issuer’s common stock subject to options exercisable within the next 60 days.
**

Based on 41,762,477 shares of the Issuer’s Common Stock outstanding, which is the sum of (i) 41,761,269 shares of the Issuer’s common stock outstanding as of April 30, 2022, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 5, 2022 and (ii) 1,208 shares of the Issuer’s Common Stock subject to options exercisable within the next 60 days.

CUSIP No. 90240B106	SCHEDULE 13D

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13D filed on September 24, 2021 (the “Original Filing”) by Boxer Capital, LLC (“Boxer Capital”), Boxer Asset Management Inc. (“Boxer Management”), MVA Investors, LLC (“MVA Investors”), Aaron I. Davis, and Joe Lewis. This Amendment No.1 is an initial filing for Siddarth Subramony (together with Boxer Capital, Boxer Management, MVA Investors, Aaron I. Davis and Joe Lewis, the “Reporting Persons”). The Original Filing, as amended, remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 1. Capitalized terms used and not defined in this Amendment No. 1 have the meanings set forth in the Original Filing, as amended.

Item 1. Security and Issuer.

This Schedule 13D relates to the shares of common stock, $0.0001 par value per share (the “Common Stock”), of Tyra Biosciences, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 2656 State Street, Carlsbad, CA 92008.

Item 2. Identity and Background.

This Schedule 13D is jointly filed by Boxer Capital, LLC, (“Boxer Capital”), Boxer Asset Management Inc. (“Boxer Management”), Joe Lewis, MVA Investors, LLC (“MVA Investors”), Aaron I. Davis and Siddarth Subramony (collectively, the “Reporting Persons”).

Boxer Management, a corporation organized under the laws of the Bahamas, is the managing member and majority owner of Boxer Capital, a limited liability company organized under the laws of Delaware. Joe Lewis is the sole indirect beneficial owner of and controls Boxer Management. Each of Boxer Capital and Boxer Management are primarily engaged in the business of investing in securities. Joe Lewis is a citizen of the United Kingdom and his present principal occupation or employment is engaging in business as a private investor including through the investments of Boxer Capital.

MVA Investors, a limited liability company organized under the laws of Delaware, is the independent, personal investment vehicle of certain employees of Boxer Capital. MVA Investors is primarily engaged in the business of investment in securities. Aaron I. Davis, a citizen of the United States and the Chief Executive Officer of Boxer Capital, is a member of and has voting and dispositive power over securities held by MVA Investors.

Siddarth Subramony, a citizen of the United States, is a Vice President of Boxer Capital. He is a member of the board of directors of the Issuer.

By virtue of these relationships and pursuant to the SEC’s beneficial ownership rules, the Reporting Persons may be deemed to be members of a group.

The address of each of Boxer Capital, Boxer Management, MVA Investors, Aaron I. Davis and Siddarth Subramony for purposes of this filing is: 12860 El Camino Real, Suite 300, San Diego, CA 92130. The address of each of Boxer Management and Joe Lewis for purposes of this filing is: c/o Cay House, EP Taylor Drive N7776, Lyford Cay, New Providence, Bahamas.

Set forth on Schedule A, and incorporated herein by reference, is the (a) name, (b) residence or business address, (c) present principal occupation or employment and (d) citizenship, of each executive officer and director of each of Boxer Capital, Boxer Management and MVA Investors, and (e) name of any corporation or other organization in which such occupation or employment is conducted, together with the principal business and address of any such corporation or organization other than Boxer Capital, Boxer Management or MVA Investors.

The Reporting Persons have not, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

CUSIP No. 90240B106	SCHEDULE 13D

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended by adding the following:

On June 13, 2022, Siddarth Subramony received a grant of Issuer stock options to purchase shares of Common Stock pursuant to the Issuer’s Non-Employee Director Compensation Program in connection with his service on the Issuer’s board of directors.

Item 4. Purpose of Transaction.

Item 4 is hereby amended by adding the following:

On June 13, 2022, Siddarth Subramony received a grant of Issuer stock options to purchase shares of Common Stock pursuant to the Issuer’s Non-Employee Director Compensation Program in connection with his service on the Issuer’s board of directors.

Item 5. Interest in Securities of the Issuer.

All percentages are based on 41,762,477 shares of the Issuer’s Common Stock outstanding, which is the sum of (i) 41,761,269 shares of the Issuer’s common stock outstanding as of April 30, 2022, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 5, 2022 and (ii) 1,208 shares of the Issuer’s Common Stock subject to options exercisable within the next 60 days.

(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 6,612,662 shares of Common Stock, representing 15.8% of the outstanding shares of Common Stock.

Boxer Capital, Boxer Management and Joe Lewis beneficially own 6,323,359 shares of Common Stock which represents 15.1% of the outstanding Common Stock. MVA Investors and Aaron I. Davis beneficially own 288,095 shares of Common Stock which represents 0.7% of the outstanding Common Stock. Siddarth Subramony beneficially owns 1,208 shares of the outstanding Common Stock, which represents 0.0% of the outstanding Common Stock.

The table below reflects options to purchase shares of Common Stock of the Issuer owned by Siddarth Subramony that are not currently exercisable within the next 60 days:

Grant Date	Number of Non-Vested Options	Vesting Schedule
6/13/2022	13,292	Exercisable in 12 equal monthly installments following the date of grant

(b) With respect to any rights or powers to vote, or to direct the vote of, or to dispose of, or to direct the disposition of, the Common Stock owned by the Reporting Persons:

(i) Sole power to vote or to direct the vote:

Siddarth Subramony has sole power to vote or direct the vote of the 1,208 shares of Common Stock he beneficially owns.

(ii) Shared power to vote or to direct the vote:

Boxer Capital, Boxer Management and Joe Lewis have shared power to vote or to direct the vote of the 6,323,359 shares of Common Stock they beneficially own. MVA Investors and Aaron I. Davis have shared power to vote or to direct the vote of the 288,095 shares of Common Stock they beneficially own.

(iii) Sole power to dispose or to direct the disposition of:

Siddarth Subramony has sole power to dispose or direct the disposition of the 1,208 shares of Common Stock he beneficially owns.

(iv) Shared power to dispose or to direct the disposition of:

CUSIP No. 90240B106	SCHEDULE 13D

Boxer Capital, Boxer Management and Joe Lewis have shared power to dispose or to direct the disposition of the 6,323,359 shares of Common Stock they beneficially own. MVA Investors and Aaron I. Davis have shared power to dispose or to direct the disposition of the 288,095 shares of Common Stock they beneficially own.

(c) Other than as described herein, the Reporting Persons have not engaged in any transactions in the Common Stock in the past 60 days.

(d) No other person has the right to receive or the power to direct the receipt of dividends, or proceeds of sale of such securities outlined in this report.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated June 15, 2022, among Boxer Capital, Boxer Management, Joe Lewis, MVA Investors, Aaron I. Davis and Siddarth Subramony.

Exhibit 2	Amended and Restated Investors’ Rights Agreement, dated March 5, 2021, by and among the Issuer and certain of its stockholders (incorporated by reference to Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1 (No. 333-258970) filed with the SEC on August 20, 2021.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 15, 2022

BOXER CAPITAL, LLC

By:	/s/ Aaron I. Davis
Name:	Aaron I. Davis
Title:	Chief Executive Officer

BOXER ASSET MANAGEMENT INC.

By:	/s/ Jason Callender
Name:	Jason Callender
Title:	Director

JOSEPH C. LEWIS

By:	/s/ Joseph C. Lewis
Joseph C. Lewis, Individually

MVA INVESTORS, LLC

By:	/s/ Aaron I. Davis
Name:	Aaron I. Davis
Title:	Authorized Signatory

AARON I. DAVIS

By:	/s/ Aaron I. Davis
Aaron I. Davis, Individually

SIDDARTH SUBRAMONY

By:	/s/ Siddarth Subramony
Siddarth Subramony, Individually

SCHEDULE A

ADDITIONAL INFORMATION CONCERNING THE REPORTING PERSONS

BOXER CAPITAL, LLC

The executive officers and managers of Boxer Capital, LLC are set forth below. The individuals’ business addresses are 12860 El Camino Real, Suite 300, San Diego, CA 92130. Except as otherwise stated, the present principal occupation or employment set forth below opposite the name refers to employment with Boxer Capital, LLC.

Name	Present Principal Occupation or Employment	Citizenship

Aaron I. Davis	Member, Chief Executive Officer	United States

Shehan B. Dissanayake	Member	United States

Christopher Fuglesang	Member	United States

Boxer Management	Manager	Bahamas

BOXER ASSET MANAGEMENT INC.

The executive officers and directors of Boxer Asset Management Inc. are set forth below. Each individual’s business address is c/o Cay House, EP Taylor Drive N7776 Lyford Cay, New Providence, Bahamas. Except as otherwise stated, the present principal occupation or employment set forth below opposite the name of each person refers to employment with Boxer Asset Management Inc.

Name	Present Principal Occupation or Employment	Citizenship

Joe Lewis	Director, President	United Kingdom

Jason Callender	Director, Vice President	United States

MVA INVESTORS, LLC

The executive officers and directors of MVA Investors, LLC are set forth below. The individuals’ business addresses are 12860 El Camino Real, Suite 300, San Diego, CA 92130. Except as otherwise stated, the present principal occupation or employment set forth below opposite the name refers to employment with MVA Investors, LLC.

Name	Present Principal Occupation or Employment	Citizenship

Aaron I. Davis	Member, Chief Executive Officer, Employee of Tavistock Life Sciences Company	United States

Christopher Fuglesang	Member, President, Employee of Tavistock Life Sciences Company	United States

Shehan B. Dissanayake	Member, Manager, Employee of Tavistock Life Sciences Company	United States

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement, dated June 15, 2022, among Boxer Capital, Boxer Management, Joe Lewis, MVA Investors, Aaron I. Davis and Siddarth Subramony.

Exhibit 2	Amended and Restated Investors’ Rights Agreement, dated March 5, 2021, by and among the Issuer and certain of its stockholders (incorporated by reference to Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1 (No. 333-258970) filed with the SEC on August 20, 2021).